Exhibit 12.1
Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2009	2008	2007	2006	2005

EARNINGS:

Earnings before income taxes	143,769	409,288	402,204	390,275	357,377
Fixed charges	204,465	220,187	222,017	201,561	178,711
Add: Amortization of capitalized interest	620	471	457	423	433
Less: Interest capitalized	1,361	1,048	286	245	313

Earnings available for fixed charges (A)	347,493	628,898	624,393	592,014	536,208

FIXED CHARGES:

Interest and other financial charges <2>	147,801	158,244	160,359	140,806	120,786
Costs associated with sale of receivables <1>	0	0	0	0	38
Portion of rents representing interest expense	56,664	61,943	61,658	60,755	57,886

Total fixed charges (B)	$204,465	$220,187	222,017	201,561	178,711

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	1.70	2.86	2.81	2.94	3.00

<1>	Prior to 2007, these costs were off-balance sheet. Subsequently, these costs are now included in “interest and other financial charges”.

<2>	Includes premium/discount amortization and debt issuance amortization.